CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

ADNC-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

February 22, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Russell Mancuso, Legal Branch Chief
Brian Cascio, Accounting Branch Chief
Praveen Kartholy, Staff Accountant
Tim Buchmiller, Senior Attorney
Tom Jones, Staff Attorney

Re:	Audience, Inc.
Registration Statement on Form S-1
Filed January 13, 2012
File No. 333-179016

Ladies and Gentlemen:

We are submitting this letter on behalf of Audience, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 7, 2012 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-179016) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including pursuant to the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request,

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and marked copies of Amendment No. 1 reflecting all revisions to the Registration Statement filed on January 13, 2012. The Company intends to file a future amendment to the Registration Statement to provide the estimated offering price per share.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Graphics

1.	Please confirm that you have derived a material portion of your revenue from the mobile devices depicted or revise your graphics as appropriate. Please also revise your graphics so that it is clear you design the voice and audio processors that are incorporated into the depicted products.

The Company advises the Staff that it derived a material portion of its revenue from the mobile devices depicted in the graphics in 2011. The Company estimates that sales of its voice and audio processors associated with the mobile devices depicted in Amendment No. 1 accounted for [***]% of its revenue in 2011. In response to the Staff’s comment, the Company has revised the graphics in Amendment No. 1.

2.	We understand from your first risk factor on page 10 that 82% and 79% of your revenues for 2010 and the nine months ended September 30, 2011, respectively, were derived from the incorporation of your products into Apple’s mobile phones. Please revise your graphics and captions to generally reflect the relative importance to your revenues of each of these devices.

[***] Notwithstanding the historical importance of this OEM’s mobile phones to the Company’s revenue, sales of the Company’s voice and audio processors associated with the mobile devices depicted in the graphics accounted for a material portion of the Company’s revenue in 2011. In addition, the revenue from sales of voice and audio processors to OEMs and contract manufacturers (“CMs”) other than this OEM and its CMs increased from less than 20% in 2010 to 45% in the three months ended December 31, 2011. As a result, the Company believes mobile devices depicted in the graphics are relevant to investors and not misleading.

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

Prospectus summary, page 1

3.	Please revise your “Business overview” section to indicate your historical reliance on sales of your processors into Apple mobile phones and that you are undergoing a significant transition in the way you derive revenues from this customer.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

4.	We note your disclosure in the last paragraph that you believe your technology is applicable to other market segments such as automobile infotainment systems, digital cameras, digital televisions, headsets and set top boxes. Please disclose if you have derived a material amount of revenue to date from those market segments and revise your graphics as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 and has revised the graphics in Amendment No. 1.

Business overview, page 1

5.	Please provide us independent, objective support for your statement that you are “the leading provider of intelligent voice and audio solutions that improve voice quality and the user experience in mobile devices.”

The Company advises the Staff that it believes that a comparison of the number of voice and audio processor units sold by the Company to the total number of voice and audio processor units sold worldwide provides objective support for the statement that it is “the leading provider of intelligent voice and audio solutions that improve voice quality and the user experience in mobile devices.” The Company is supplementally providing under separate cover data showing its voice and audio processor unit sales in 2010 and 2011 and the report Worldwide Voice Processor Market Model, 2009-2016 published by International Data Corporation (“IDC”) that contains data on the total number of units sold worldwide, with relevant sections marked. The Company supplementally informs the Staff that based on this data the number of voice and audio processor units sold by the Company exceeded 50% of the total market volume in 2010 and 2011.

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

Industry overview, page 2

6.	Please provide us with copies of the sources of all third-party data included in your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Finally, please tell us whether the data was prepared for use in this registration statement.

In response to the Staff’s comment, the Company is supplementally providing under separate cover a copy of an IDC report marked to show the relevant sections that support the various statements in Amendment No. 1. The Company advises the Staff that the IDC report relied upon by the Company, as referenced in Amendment No. 1, was not prepared specifically for use in the Registration Statement and is publicly available on a subscription basis for a reasonable fee.

7.	We note your disclosure that IDC estimates that voice and audio unit sales will grow at a 92% CAGR from 2010 to 2015. Given that your largest customer is transitioning to a licensing model where your royalties may be capped, please provide us with your analysis as to why this data is applicable to your business model going forward.

The Company respectfully advises the Staff that although it has elected to enter into a license arrangement with one OEM, it does not intend to do so with others. The Company continues to sell stand-alone processors for earlier versions of this OEM’s mobile phone. Although per quarter royalties for a single next generation design of this OEM’s mobile phones are subject to a cap, royalties for the mobile phone that is currently in production are not capped and the Company may not agree to capped royalties for future versions of this OEM’s mobile phones or other mobile devices.

Notwithstanding its historical dependence on this OEM, the Company has achieved a number of design wins with other OEMs and sells its processors to other OEMs. For example, Samsung accounted for 20% of the Company’s revenue in 2011 although revenue from Samsung did not account for more than 10% of the Company’s revenue in 2010. As a result, the market data regarding the growth for voice and audio processor units is relevant to investors and not misleading in light of the Company’s agreement for one OEM’s next generation of mobile phone.

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

Risk factors, page 10

8.	We note that you have licensed out your processor intellectual property. To the extent that your business model of licensing out your processor technology may entail different or greater risks to your intellectual property than your current business model, please revise your risk factors as appropriate.

The Company respectfully advises the Staff that it considered the transition of its largest OEM to a partial licensing model in crafting its risk factors. The Company is licensing semiconductor intellectual property, consisting of [***], to the OEM, rather than a software product that would entail different risks. As a result, the Company believes that the risks that apply to its licensed processor IP are similar to the risks in its current business model of selling stand-alone processors.

We are substantially dependent on a single OEM and its CMs, page 10

9.	Please file your agreement with Apple as an exhibit to your registration statement in accordance with Regulation S-K Item 601(b)(10)(ii)(B).

In response to the Staff’s comment, the Company has filed the above referenced agreement as an exhibit to Amendment No. 1 and has filed a related request for confidential treatment.

10.	Please expand the appropriate section to disclose the material terms of your agreement with Apple, such as the duration of the agreement, and the circumstances under which the agreement can be terminated and the royalty payments may be capped.

In response to the Staff’s comment, the Company has inserted disclosure on page 10 of Amendment No. 1 to provide a cross reference to the detailed description of the Apple agreement on pages 82 and 83.

Capitalization, page 39

11.	Please remove cash and cash equivalents from the Capitalization table on page 39 since this is not a component of capitalization.

In response to the Staff’s comment, the Company has revised the Capitalization table on page 39 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

Dilution, page 41

12.	Please expand this section to disclose how the data in the table on page 41 would change assuming all outstanding options and warrants are exercised.

In response to the Staff’s comment, the Company has inserted disclosure on page 42 of Amendment No. 1.

Business, page 71

13.	We note your disclosure in the last risk factor on page 18 that your products must integrate and interoperate with your OEM’s existing and future mobile devices. We also note your disclosure that to date the sales of your processors have been substantially dependent on sales of Apple mobile phones which have an iOS operating system. We also note that it appears that a larger portion of the current market for mobile phones uses the Android operating system. If true, please include disclosure about the general development of your business during the past five years in accordance with Regulation S-K Item 101(a). For example, disclose why your sales have been predominantly to iOS based mobile phones, how you compete in the market for Android-based mobile phones, and include disclosure, where appropriate, regarding any known trends or challenges you face for the inclusion of your processors in mobile devices that operate on Android-based and other operating systems.

The Company respectfully advises the Staff that its processors and processor IP do not interoperate with the operating system of a mobile device but instead operates within the audio subsystem, which is agnostic to the operating system of the mobile device. As a result, whether the iOS operating system or Android operating system achieves more significant market penetration does not affect the Company’s ability to achieve design wins or sell its processors. Although the Company’s processors or processor IP are currently sold in mobile phones using the iOS operating system, the Company’s processors are also sold in more than 60 other mobile devices using the Android and other operating systems.

Intellectual property, page 86

14.	We note your disclosure that you have 37 foreign patent applications pending. Please clarify whether some of these pending patent applications are foreign counterpart patent applications and relate to similar or identical technological claims as your U.S. patents or patent applications.

In response to the Staff’s comment, the Company has inserted disclosure on page 85 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

Listing on the NASDAQ Global Market or the New York Stock Exchange, page 130

15.	We note your intention to apply to list your common stock on either the NASDAQ Global Market or the New York Stock Exchange. Please confirm that any preliminary prospectus you circulate will include definitive information in this regard.

The Company advises the Staff that it will file a listing application with one of the above exchanges prior to circulating a preliminary prospectus and confirms definitive information regarding such application for listing will be included in its preliminary prospectus circulated to prospective investors.

Financial Statements

16.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company has updated the financial statements in Amendment No. 1 through December 31, 2011 and will continue to update the Registration Statement as required by Rule 3-12 of Regulation S-X.

Note 2. Revenue recognition, page F-12

17.	We note the disclosure on page 48 that you ship a significant portion of your products to the inventory hubs of CMs and recognize the related revenue as the CMs notify you in writing that they have drawn products from the hub. Please disclose the method and basis for revenue recognition on these shipments in your accounting policy.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1.

18.	Please clarify the shipping terms associated with your sales to CM’s, OEM’s and distributors and discuss when you meet the requirements for revenue recognition.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1.

19.	Please revise to disclose any price protection arrangements, discount programs, and rights of return associated with customer shipments. Please also address any arrangements with customers such as post shipment obligations, refund rights, customer acceptance and clarify how these impact revenue recognition.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

20.	Please revise to disclose how you will recognize revenue related to your intellectual property licensing arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1.

Note 6. Earnings per share, page F-23

21.	We note that the net income (loss) allocable to holders of common stock is calculated using the two-class method. Please clarify whether the amounts described as “amount allocable to holders of preferred stock” are preferred stock dividends and how these amounts were determined.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-22 and F-23 of Amendment No. 1.

22.	Clarify the nature of the $1,221 adjustment in the table on page F-24 for the nine months ended September 30, 2011 labeled “Undistributed earnings reallocated to holders of common stock.”

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of Amendment No. 1.

Note 10. Stock-based awards, page F-32

23.	Please indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of those discussions. Please also provide us with a chronological bridge of management’s estimated fair value per share noted on page 57 to the current estimated IPO price per share. We will delay final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

The Company began discussions regarding an initial public offering with underwriters in February 2011; however, the Company did not commence an initial public offering process until August 2011, when it finalized its banker selection and held an organizational meeting. Given the uncertainty and volatility in the financial markets, the Company has received only broad ranges of potential valuations of the Company from its underwriters and to date has not discussed a specific price range with its underwriters.

The Company supplementally advises the Staff that it intends to include an estimated offering price in a future amendment following discussions with the underwriters about possible offering price ranges. The Company will provide a chronological bridge of management’s fair value per share determination to the estimated IPO price per share upon inclusion of the estimated IPO price in the filing.

CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

Securities and Exchange Commission

Re:  Audience, Inc.

February 22, 2012

Exhibits

24.	To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the next amendment.

The Company has included a currently dated and signed consent from its independent accountants with Amendment No. 1. The Company also acknowledges the Staff’s comment with respect to any applicable future amendments to the Registration Statement.

* * * * *

Other Matters

Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update certain capitalization and compensation information and relevant financial metrics to December 31, 2011; (iv) to reflect the departure of its Vice President of Engineering; and (v) to reflect the appointment of a new director.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Michael J. Danaher (650-320-4625; mdanaher@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Peter B. Santos, Audience, Inc.

Kevin S. Palatnik, Audience, Inc.

Michael J. Danaher, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Andrew S. Williamson, Esq., Latham & Watkins LLP